IM CANNABIS CORP.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, DECEMBER 16, 2020

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

DATED November 12, 2020

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

 IM CANNABIS CORP.

Notice of Special Meeting of Shareholders
December 16, 2020

Notice is hereby given that a special meeting (the "Meeting") of the holders of common shares of IM CANNABIS CORP. (the "Company") will be held at the Holiday Inn Oakville, located at 590 Argus Road, Oakville, Ontario L6J 6G6 on Wednesday, December 16, 2020 at 10:00 a.m. (Toronto time) for the following purposes:

(1) to consider and, if thought fit, to pass, with or without variation, a special resolution approving a consolidation of all of the issued and outstanding common shares of the Company at a ratio of between three (3) and eight (8) pre-consolidation common shares for every one (1) post-consolidation common share, as and when determined by the board of directors of the Company;

(2) to consider, and if deemed appropriate, pass, with or without variation, an ordinary resolution approving the Company's amended and restated stock option plan;

(3) to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Company's restricted share unit plan; and

(4) to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular ("Circular") accompanying this Notice of Meeting.

Shareholders are invited to attend the Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the voting form provided in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than December 14, 2020 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

(i)

IMPORTANT

With respect to the current COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada:

(https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html).

The Company strongly encourages shareholders not to attend the Meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY JOIN THE MEETING VIRTUALLY BY ZOOM IN A NON-VOTING CAPACITY AT:

By videoconference:

https://gowlingwlgca.zoom.us/j/96836275916?pwd=UlJTT2tSckVJdGI3NWYrT0FldTh5dz09

Password: 809429

By Phone:

Canada: +1 647 558 0588, +1 778 907 2071, +1 204 272 7920, +1 438 809 7799, +1 855 703 8985 (toll-free)

US: +1 646 876 9923, +1 669 900 6833, +1 253 215 8782. +1 301 715 8592, +1 312 626 6799, +1 346 248 7799

Meeting ID: 968 3627 5916
Password: 809429

International dial-in numbers: https://gowlingwlgca.zoom.us/u/abmEQdqE2W

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE COMPANY AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWELDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE COMPANY OR ITS, DIRECTORS OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

(i)

Despite the foregoing, it is desirable that as many common shares as possible be represented at the Meeting. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid, all instruments of proxy must be deposited at the office of the registrar and transfer agent of the Company, Computershare, at its principal office at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof.

DATED the 12th day of November, 2020.

By Order of the Board of Directors

(signed) "Oren Shuster"

OREN SHUSTER,
CHIEF EXECUTIVE OFFICER AND DIRECTOR

(i)

IM CANNABIS CORP.

Management Information Circular
for the Special Meeting of Shareholders
December 16, 2020

PROXIES

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of IM Cannabis Corp. (the "Company"), of proxies to be used at the Company's special meeting of the holders of common shares (the "Common Shares" or "Shares") to be held at 10:00 a.m. (Toronto time) on Wednesday, December 16, 2020 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at nominal cost. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy are directors or officers of the Company. Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Company) other than the person(s) or company(ies) designated by management of the Company in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies the Notice of Special Meeting of Shareholders (the "Notice of Meeting") and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (North America) / 1-416-263-9524 (International), Attention: Proxy Department. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Monday, December 14, 2020 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

Revocation of Proxy

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by no later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered shareholder attends personally at the Meeting, such shareholder may revoke the proxy and vote in person.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. In many cases, Common Shares beneficially owned by a holder (a "Beneficial Holder") are registered either (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository (such as Clearing and Depository Services Inc. or "CDS"). Beneficial Holders should note that only proxies deposited by shareholders who are registered shareholders (that is, shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Holder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to forward meeting materials to Beneficial Holders, unless the Beneficial Holder has waived the right to receive them, and seek voting instructions from Beneficial Holders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting.

The voting instruction form supplied to such Beneficial Holders by their broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Holder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Holder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, CDS & Co. or another intermediary, the Beneficial Holder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

Beneficial Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or Computershare has sent the meeting materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. The Company's OBOs can expect to be contacted by their respective intermediaries. The Company does not intend to pay for intermediaries to deliver the meeting materials to OBOs.

All references to shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES

Voting Shares

As at the close of business on October 28, 2020, the Company had 158,676,378 Common Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote. The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, those Common Shares will be voted in favour of ("FOR") all resolutions.

Record Date

The board of directors of the Company (the "Board of Directors" or the "Board") has fixed October 28, 2020 as the record date (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the Record Date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Common Shares of the Company except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Oren Shuster	36,534,409	23.01%
Rafael Gabay	32,564,279	20.52%

MATTERS TO BE ACTED UPON AT MEETING

1. Approval of Consolidation

Shareholders are being asked to consider and, if thought advisable, to approve the special resolution set out herein (the "Consolidation Resolution") a consolidation (the "Share Consolidation") of all of the issued and outstanding Common Shares at a ratio of between three (3) and eight (8) pre-consolidation Common Shares for every one post-consolidation Common Share, as may be determined by the Board in its sole discretion (the "Consolidation Ratio"). Approval of the Consolidation Resolution by shareholders would give the Board the authority to implement the Share Consolidation and determine the exact Consolidation Ratio, in its sole discretion, at any time within one year of the date of shareholder approval of the Consolidation Resolution. The full text of the Consolidation Resolution approving the proposed Share Consolidation is set out below.

Although shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future, if and when the Board of Directors considers it to be in the best interest of the Company to implement the Share Consolidation. Notwithstanding the approval of the proposed Share Consolidation by shareholders, the Board, in its sole discretion, may revoke the Consolidation Resolution and abandon the Share Consolidation without further approval by or prior notice to shareholders.

Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Company to have the authority to implement the Share Consolidation for the following reasons:

(1) Greater investor interest - a higher post-consolidation Common Share price could help generate interest in the Company among investors. A higher anticipated Common Share price may: (i) meet investing guidelines for certain institutional investors and investment funds that are currently prevented under their investing guidelines from investing in the Common Shares at current price levels; and (ii) allow investors to leverage their investment by meeting margin eligibility requirements;

(2) Potential listing on a more senior stock exchange - a higher post-consolidation Common Share price could help the Company meet the initial listing requirements of more senior stock exchanges in Canada or national stock exchanges in the United States (each, a "Senior Stock Exchange") in the event that the Company determines to pursue such a listing. The Company believes that a listing on a Senior Stock Exchange may provide enhanced visibility, access to institutional and retail investors and overall trading liquidity. On October 8, 2020, the Company announced that it had filed to list the Common Shares for trading on the Nasdaq;

(3) Reduction of shareholder transaction costs - shareholders may benefit from relatively lower trading costs associated with a higher Common Share price. In circumstances where commissions are based on the number of Common Shares traded, investors pay lower commissions to trade a fixed value of Common Shares where the per Common Share price is higher; and

(4) Improved liquidity - the combination of increased interest from investors, a potential listing on a Senior Stock Exchange and potentially lower transaction costs could ultimately improve the trading liquidity of the Common Shares.

There can be no assurance that any increase in the market price per Common Share or improved liquidity would result from the proposed Share Consolidation, that the Company will submit an application for listing on any Senior Stock Exchange or, if an application is made, that the Company will be successful at achieving such a listing.

Certain Risks Associated with the Share Consolidation

Certain risks associated with the Share Consolidation are as follows:

The Company's total market capitalization immediately after the proposed Share Consolidation may be lower than immediately before the proposed Share Consolidation

There are numerous factors and contingencies that could affect the Common Share price prior to or following the Share Consolidation, including the status of the market for the Common Shares at the time, the status of the Company's reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation and may be lower.

A decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and liquidity could be adversely affected following such consolidation

If the Share Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Common Shares will, however, also be based on the Company's performance and other factors, which are unrelated to the number of Common Shares outstanding.

While the Board believes that a higher Common Share price may provide the benefits described above, the Share Consolidation may not result in a Common Share price that will attract institutional investors or investment funds and may not be sufficient to list the Common Shares on a Senior Stock Exchange. As a result, the liquidity of the Common Shares may not improve.

Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Share Consolidation.

The Share Consolidation may result in some shareholders owning "odd lots" of less than 100 Common Shares on a post-consolidation basis, which may be more difficult to sell, or require greater transaction costs per Common Share to sell

The Share Consolidation may result in some shareholders owning "odd lots" of less than 100 Common Shares on a post-consolidation basis. "Odd lots" may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares held in "board lots" of even multiples of 100 Common Shares.

Principal Effects of the Share Consolidation

The principal effects of the Share Consolidation would be:

(1) Reduction in number of Common Shares outstanding - the number of Common Shares issued and outstanding will be reduced from 158,715,103 (as of the date of this Circular) to between approximately 19,839,387 and 52,905,034, depending on the Consolidation Ratio selected by the Board; and

(2) Adjustments to outstanding options and warrants - the exercise price and the number of Common Shares issuable under the Company's outstanding options (the "Options") and warrants will be proportionately adjusted, based on the Consolidation Ratio selected by the Board, with any fraction rounded down to the nearest whole number.

The Board believes that shareholder approval of a range of potential Consolidation Ratios (rather than a single Consolidation Ratio) would provide the Board with maximum flexibility to react to then-current market conditions and achieve the desired results of the Share Consolidation. If the Consolidation Resolution is approved, the Share Consolidation would be implemented, if at all, only upon a determination by the Board that it is in the best interests of the Company at that time. In connection with any determination to implement the Share Consolidation, the Board will set the timing for such Share Consolidation and select the specific Consolidation Ratio from within the range of ratios set forth in the Consolidation Resolution, subject to receipt of all necessary regulatory approvals. The Board's selection of the specific ratio would be based primarily on the price level of the Common Shares at that time and the expected stability of that price level. No further action on the part of shareholders would be required in order for the Board to implement the Share Consolidation.

If approved and implemented, the Share Consolidation will occur simultaneously for all the Common Shares and the Consolidation Ratio will be the same for all the Common Shares. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by smaller number of Common Shares.

In addition, the Share Consolidation will not materially affect any shareholder's proportionate voting rights. Each Common Share outstanding after the Share Consolidation will be fully paid and non-assessable and will entitle the holder to one vote per Common Share.

The Share Consolidation is subject to regulatory approval and compliance with the policies of the Canadian Securities Exchange ("CSE"). As a condition to the approval of the consolidation of Common Shares listed for trading on the CSE, the policies of the CSE require, among other things, that a CSE listed issuer must not effect a share consolidation which reduces the number of public holders (as defined under CSE policies) holding at least a board lot to less than 100.

If the Board does not implement the Share Consolidation within one year from the date of shareholder approval of the Consolidation Resolution, the authority granted by the Consolidation Resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect. The Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so. No further approval by or prior notice to shareholders would be required in order for the Board to abandon the Share Consolidation.

Effect on Outstanding Common Shares

If the proposed Share Consolidation is approved by shareholders and implemented, registered shareholders will be required to surrender their pre-consolidation Common Shares for post-consolidation Common Shares. Following the announcement by the Company of the Consolidation Ratio selected by the Board and the effective date of the Share Consolidation, registered shareholders will be provided with a letter of transmittal by the Company's transfer agent to be used for the purpose of surrendering their pre-Share Consolidation Common Shares to the transfer agent in exchange for post-Share Consolidation Common Shares. After the effective date of the Share Consolidation, share certificates or DRS statements, as applicable, representing pre-consolidation Common Shares will: (i) not constitute good delivery for the purposes of trades of post-Share Consolidation Common Shares; and (ii) be deemed for all purposes to represent the number of Common Shares to which the shareholder is entitled as a result of the Share Consolidation. No delivery of a new share certificate or DRS statement, as applicable, to a shareholder will be made until the shareholder surrenders the documentation representing its pre-Share Consolidation Common Shares along with the letter of transmittal to the registrar and transfer agent of the Company in the manner detailed therein.

Effect on Non-Registered Holders

Non-registered holders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have specific procedures for processing the Share Consolidation. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

No Fractional Shares to be Issued

No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number with no additional consideration.

No Dissent Rights

Under the BCBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Shareholder Approval of Consolidation Resolution

At the Meeting, shareholders will be asked to pass the Consolidation Resolution in the following form:

"BE IT RESOLVED, as a special resolution, that:

(1) upon CSE approval, the authorized share structure of the Company is altered by consolidating all of the issued and fully paid Common Shares without par value on the basis of a consolidation ratio to be selected by the Company's board of directors (the "Board of Directors"), in its sole discretion, provided that (i) the ratio may be no smaller than one post-consolidation share for every three (3) pre-consolidation shares and no larger than one post-consolidation share for every eight (8) pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of Common Shares (the "Consolidation Ratio"), on such date and time the Board of Directors may determine within one year of the date hereof;

(2) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number with no additional consideration; and

(3) the Board of Directors are hereby authorized to determine the Consolidation Ratio within the parameters prescribed in 1(a) above;

(4) any officer or director of the Company is hereby authorized for and on behalf of the Company to execute, deliver and file all such documents, whether under the corporate seal of the Company or otherwise, and to do and perform all such acts or things as may be necessary or desirable in order to give effect to the foregoing special resolution, including, without limitation, the determination of the effective date of the consolidation and applying for CSE approval, the execution, delivery or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

(5) notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of or notice to the shareholders of the Company, to revoke this special resolution at any time."

The foregoing special resolution must be approved by not less than two-thirds of the votes cast at the Meeting by the holders of Common Shares voting in person or by proxy.

The Board believes the passing of the above resolution is in the best interests of the Company and recommends that the holders of Common Shares vote FOR the Consolidation Resolution. Unless otherwise directed, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the Consolidation Resolution.

2. Approval of the Amended and Restated Stock Option Plan

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, pass an ordinary resolution in the form set out below, approving an amended and restated incentive stock option plan (the "Amended and Restated Stock Option Plan"). Options are exercisable for Common Shares.

The purpose of the Amended and Restated Stock Option Plan is to provide an incentive to eligible persons to acquire a proprietary interest in the Company, to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company. In proposing the Amended and Restated Stock Option Plan, the Board considered its goal of attracting and retaining key personnel given the limited cash flow of the Company to fund compensation programs.

A summary of the material terms of the Amended and Restated Stock Option Plan is set forth below.

  Eligible Persons. The directors, executive officers, employees, consultants and management company employees of the Company or any affiliate of the Company are eligible to participate in the Amended and Restated Stock Option Plan (each an "Eligible Person"). For the purposes of this Circular, each of the foregoing to whom an Option has been granted will be an "Optionee".
  Rolling Plan. The Amended and Restated Stock Option Plan is a 10% rolling plan, such that the aggregate number of Common Shares that may be issued pursuant to the Amended and Restated Stock Option Plan will not exceed 10% of the issued and outstanding Common Shares at any given time and from time to time, less the number of Common Shares issuable pursuant to all other security based compensation arrangements, including, for greater certainty, the RSU Plan (as defined below).
  Vesting. The vesting of the Options is determined by the Board at the time of grant, except in the case of an Optionee performing investor relations activities, in which case the Amended and Restated Stock Option Plan requires the Options to vest over a minimum of 12 months with no more than one quarter of such Options vesting during any three month period. Options will vest immediately in the absence of a vesting schedule being specified at the time of grant. Where applicable, vesting of Options will generally be subject to an Optionee remaining employed by or continuing to provide services to the Company or a related entity.

  Exercise Price. The exercise price of an Option is determined by the Board, provided that such price will not be lower than the greater of the closing price of the Common Shares on the CSE on: (i) the trading day immediately prior to the date of grant; and (ii) the date of grant.

  Term of Options. The term of an Option is determined by the Board, in its discretion, provided that no such term will exceed a maximum of 10 years from the date of grant.
  Limitations. The Amended and Restated Stock Option Plan includes the following additional limitations:
  the maximum number of Common Shares reserved for issuance to any one person, in a 12 month period, pursuant to the Amended and Restated Stock Option Plan and any other security based compensation agreements of the Company is 5% of the total number of Common Shares then outstanding;
  the maximum number of Common Shares reserved for issuance to insiders (as a group), at any time, pursuant to the Amended and Restated Stock Option Plan and any other security based compensation arrangement of the Company is 10% of the total number of Common Shares then outstanding;
  the maximum number of Options available for grant to all investor relations persons, within any 12 month period, pursuant to the Amended and Restated Stock Option Plan and any other security based compensation arrangements of the Company is 1% of the total number of Common Shares then outstanding; and
  the maximum number of Common Shares reserved for issuance to any one consultant, in a 12 month period, pursuant to the Amended and Restated Stock Option Plan and any other security based compensation arrangements of the Company is 2% of the total number of Common Shares then outstanding.

  Termination of Options. Options granted under the Amended and Restated Stock Option Plan will terminate on the earliest of the following dates:

    the expiration date of the Option;

    the end of the period of time that the Board determines, in each instance, that an Optionee may exercise an Option after Optionee is no longer an Eligible Person, up to a maximum of six months;

    the date an Optionee is terminated for cause and is no longer an Eligible Person;

    one year after an Optionee becomes disabled and is no longer an Eligible Person; or

    one year after the death of an Optionee. No additional options will vest after an Optionee ceases to be an Eligible Person.

  Blackout Periods. Optionees will be prohibited from exercising Options during a blackout period or if the Optionee is in possession of any material non-public information concerning the Company. If the expiration date of an Option would otherwise fall within a blackout period, then the expiration date of an Option can be extended to no later than ten (10) business days after the expiry of the blackout period unless the extension of such Option would exceed the 10 year period from the date of grant.

  Assignability and Transferability. Options are non-transferable and non-assignable.

  Amendments subject to shareholder approval. Annual shareholder approval will not be required for the Amended and Restated Stock Option Plan. However, shareholder approval will be required for any of the following amendments to the Amended and Restated Stock Option Plan:

    increasing the aggregate number of Common Shares which may be issued under the Amended and Restated Stock Option Plan;

    materially modifying the requirements as to the eligibility for participation in the Amended and Restated Stock Option Plan which would have the potential of broadening or increasing insider participation;

    adding any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants under the Amended and Restated Stock Option Plan; and

    materially increasing the benefits accruing to participants under the Amended and Restated Stock Option Plan.

  Amendments not subject to shareholder approval. Shareholder approval will not be required for any of the following amendments to the Amended and Restated Stock Option Plan:

    amendments of a housekeeping nature;

    changing the vesting provisions of an Option or the Amended and Restated Stock Option Plan; and

    changing the termination provisions of an Option or the Amended and Restated Stock Option Plan which does not entail an extension beyond the original expiry date.

  Cashless Exercise Feature. The Amended and Restated Stock Option Plan provides for a cashless exercise feature which will allow an Optionee to exercise its vested Options without paying the exercise price in cash, and in return, the Company will deliver the number of Common Shares to such Optionee equal to the value of the Options that are in-the-money (i.e. the "market price" less the exercise price of the respective Options).

  Change of Control. In the event of a change of control, any surviving, successor or acquiring entity will assume any outstanding Options or will substitute the outstanding Options with similar securities. If the surviving, successor or acquiring entity does not assume the outstanding Options or substitute the outstanding Options with similar securities, the Company may notify all Optionees that the Amended and Restated Stock Option Plan is to be terminated effective immediately prior to the change of control and all outstanding Options will be deemed to vest prior to the termination date of the Amended and Restated Stock Option Plan.

  Israeli Optionees. The Amended and Restated Stock Option Plan includes provisions to comply with applicable Israeli tax laws.

  U.S. Optionees. The Amended and Restated Stock Option Plan includes provisions to comply with applicable U.S. tax and securities laws.

Regardless of whether or not the Amended and Restated Stock Option Plan is approved, all Options currently outstanding under the Company's existing stock option plan will remain in effect in accordance with their terms. As of the date of this Circular, there are 12,887,750 Options to purchase 12,887,750 Common Shares currently issued and outstanding.

A copy of the Amended and Restated Stock Option Plan may be obtained by a shareholder upon request to the Company at its head office.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the Amended and Restated Stock Option Plan (the "Option Plan Resolution") in the following form.

"BE IT HEREBY RESOLVED as an ordinary resolution that

(1) the amended and restated stock option plan of the Company as described in the management information circular dated November 12, 2020 be and is hereby authorized and approved; and

(2) any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

The foregoing ordinary resolution must be approved by a majority of the votes cast at the Meeting by the holders of Common Shares voting in person or by proxy and by a majority of disinterested shareholders represented at the Meeting in person or by proxy. To the knowledge of the Company, a total of 71,605,368 Common Shares (being approximately 45.11% of the issued and outstanding Common Shares) are held by shareholders who are considered interested by virtue of being insiders of the Company and who hold Options or may be granted Options...

The Board of Directors believes the passing of the above resolution is in the best interests of the Company and recommends that the holders of Common Shares and disinterested shareholders vote FOR the resolution. Unless otherwise directed, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the Option Plan Resolution.

3. Approval of RSU Plan

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, pass an ordinary resolution in the form set out below, approving a new restricted share unit plan for the Company (the "RSU Plan"). In proposing the RSU Plan, the Board considered its goal of attracting and retaining key personnel given the limited cash flow of the Company to fund compensation programs. Accordingly, the RSU Plan is intended to supplement the Amended and Restated Stock Option Plan by providing the Board with an alternative to issuing Options, if in the future, it determines that a full value share plan provides an attractive form of long-term incentive for key personnel provided that the aggregate Common Share issuances under the Amended and Restated Stock Option Plan and RSU Plan combined does not exceed 10% of the Common Shares issued and outstanding (on a rolling basis).

The purpose of this RSU Plan is to provide a financial incentive for eligible participants to devote their best efforts to the long-term success of the Company's business, by aligning such participants' financial interests with those of the Company, to assist the Company in attracting and retaining individuals with top-level talent, passion and ability and to ensure that the total compensation provided to eligible participants is at competitive levels.

A summary of the material terms of the RSU Plan is set forth below.

  Participants. The Board of Directors or a committee delegated by the Board of Directors under the RSU Plan such as the Board's compensation committee (the "Committee") may grant restricted share units ("RSUs") to eligible employees, directors and consultants of the Company or an affiliate of the Company (the "RSU Participants"), with consideration given to the present and potential contributions of and the services rendered by the RSU Participant to the success of the Company and any other factors which the Committee deems appropriate or relevant.

  Rolling Plan. The RSU Plan is a 10% rolling plan, such that the aggregate number of Common Shares that may be issued pursuant to the RSU Plan will not exceed 10% of the issued and outstanding Common Shares at any given time and from time to time, less the number of Common Shares issuable pursuant to all other security based compensation arrangements, including, for greater certainty, the Amended and Restated Stock Option Plan.

  Vesting. Each RSU will vest in such manner as determined by the Board of Directors or the Committee at the time of grant.

  Settlement of RSUs. On the vesting date, the Company at its sole and absolute discretion, will have the option of settling the RSUs in Common Shares to be issued from the treasury of the Company or cash, or a combination of both.

  Limitations. The RSU Plan includes the following additional limitations:

    the maximum number of Common Shares reserved for issuance under RSUs granted to any one person, in a 12 month period, pursuant to the RSU Plan and any other security based compensation agreements of the Company is 5% of the total number of Common Shares then outstanding;

    the maximum number of Common Shares reserved for issuance under RSUs granted to insiders (as a group), at any time, pursuant to the RSU Plan and any other security based compensation arrangement of the Company is 10% of the total number of Common Shares then outstanding; and

  the maximum number of RSUs available for grant to all investor relations persons, within any 12 month period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 1% of the total number of Common Shares then outstanding.

  Termination of an RSU Participant. If the employment or services of the RSU Participant are terminated before all of the awards respecting RSUs credited to the RSU Participant's account have vested, for any reason other than death, disability, termination without cause or resignation for good reason, then, except as provided for in the RSU grant letter or as determined by the Committee in its sole discretion, all unvested RSUs will be forfeited by the participant, and be of no further force and effect as of the date of termination.

  Termination without cause or resignation of an RSU Participant. The Committee determines, in its discretion, what portion of an RSU Participant's unvested RSUs will be permitted to vest as of the date of the RSU Participant's termination without cause or resignation for good reason.

  Death of an RSU Participant. The Committee, in its discretion, will determine what portion of a RSU Participant's unvested RSUs will be permitted to vest as of the date of the RSU Participant's death.

  Disability of an RSU Participant. The Committee, in its discretion, will determine what portion of a RSU Participant's unvested RSUs will be permitted to vest as of the date on which the RSU Participant is determined to be totally disabled.

  Change of Control. In the event of a change of control, if within 12 months the Company terminates the employment or services of an RSU Participant for any reason other than for cause, then all RSUs outstanding prior to the event that triggered the change of control will immediately vest on the date of termination regardless of the stated vesting period.

  Blackout Periods. In the event the vesting of RSUs occurs during or within 48 hours of a blackout period, the RSUs will be settled on the business day immediately following the end of the blackout period or within 48 hours, as applicable.

  Assignability and Transferability. Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of an RSU Participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan will be null and void.

  Amendments subject to shareholder approval. The Board of Directors or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the RSU Plan:

    amendments to increase the maximum number of Common Shares issuable pursuant to the RSU Plan;

    amendments to the definition of "Participant" under the RSU Plan;

    amendments to cancel and reissue RSUs;

    amendments to the amendment provisions of the RSU Plan;

  amendments to extend the term of an RSU;

  amendments to the participant limits as set out in the RSU Plan; or

  amendments that would permit RSUs, or any other right or interest of an RSU Participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

  Amendments not subject to shareholder approval. The Board of Directors or the Committee may, subject to receipt of requisite regulatory approval, where required, but not subject to shareholder approval, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above, including, without limitation:

    amendments of a housekeeping nature;

    amendments to the vesting provisions of an RSU or the RSU Plan;

    amendments to the definitions, other than such definition note above;

    amendments to reflect changes to applicable securities laws; and

    amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an RSU Participant to whom an RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

  Israeli RSU Participants. The RSU Plan includes provisions to comply with applicable Israeli tax laws.

  U.S. RSU Participants. The RSU Plan includes provisions to comply with applicable U.S. tax and securities laws.

A copy of the RSU Plan may be obtained by a shareholder upon request to the Company at its head office.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the RSU Plan (the "RSU Plan Resolution") in the following form:

"BE IT HEREBY RESOLVED as an ordinary resolution that

(1) the Company's RSU Plan be and is hereby authorized and approved;

(2) the Board of Directors be authorized on behalf of the Company to make any amendments to the form of RSU Plan presented hereunder as may be required by the regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the RSU Plan; and

(3) any director or officer of the Company is authorized and directed to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of this resolution."

The foregoing ordinary resolution must be approved by a majority of the votes cast at the Meeting by the holders of Common Shares voting in person or by proxy.

The Board of Directors believes the passing of the above resolution is in the best interests of the Company and recommends that the holders of Common Shares vote FOR the RSU Plan Resolution. Unless otherwise indicated, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the RSU Plan Resolution.

4. Other Business

The directors and officers of the Company are not aware of any matters, other than those indicated in this Circular, which may be submitted to the Meeting for action. However, if any other matters should properly be brought before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

EQUITY COMPENSATION PLAN INFORMATION

No option-based or share-based awards were granted, vested or earned during the year ended December 31, 2019.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as at December 31, 2019.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	11,760,000	$0.40	2,814,328
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	Nil
Total	11,760,000	$0.40	2,814,328

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below, no director or officer of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2019, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Messrs. Oren Shuster, Marc Lustig, Steven Mintz, Shai Shemesh, Ms. Yael Harrosh and Mr. Rafael Gabay (collectively, the "RTO Informed Persons") had a material interest in the Company's reverse takeover transaction (the "RTO Transaction") with I.M.C. Holdings Ltd. ("IMC") that closed on October 11, 2019.

The RTO Transaction was effected by way of a "triangular merger" between the Company, IMC and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law. In connection with the closing of the RTO Transaction, the Company consolidated its then-outstanding Common Shares on a 1:2.83 basis, changed its name to "IM Cannabis Corp." and changed its business from mining to the medical cannabis industry.

At closing of the RTO Transaction, the Board of Directors of the Company was reconstituted to consist of Messrs. Shuster, Mintz, Lustig and Kaplan, with Mr. Shuster also acting as Chief Executive Officer, and Mr. Lustig acting as Non-Executive Chairman. Mr. Shemesh was appointed Chief Financial Officer, Mr. Goldstein was appointed Chief Operating Officer and Ms. Harrosh was appointed Corporate Secretary. Mr. Gabay became an insider of the Company by virtue of owning more than 10% of the Company's outstanding Common Shares.

As part of the RTO Transaction, the Company, through a wholly-owned subsidiary, completed a private placement of 19,460,527 subscription receipts each consisting of one common share and one-half of one common share purchase warrant (the "Subscription Receipts") for aggregate proceeds of $20,433,553.35 (the "2019 Financing"). Upon closing of the RTO Transaction, the Subscription Receipts were exchanged on a 1:1 basis for Common Shares and common share purchase warrants ("Warrants") of the Company. A total of 19,460,527 Common Shares and 9,730,258 Warrants were issued pursuant to the 2019 Financing and converted into Common Shares and Warrants upon completion of the RTO Transaction.

At completion of the RTO Transaction, former holders of IMC ordinary shares held approximately 84.28% of the issued and outstanding Common Shares, former holders of Subscription Receipts from the 2019 Financing held approximately 13.35% of the Common Shares and pre-RTO Transaction shareholders held 2.37% of the Common Shares, in each case, on a non-diluted basis. As at the closing of the RTO Transaction, the RTO Informed Persons held the following securities of the Company:

Name and Municipality of Residence	Position with Company	Number and Percentage of Common Shares Owned, Beneficially Held or Controlled at closing of the RTO Transaction(1)(2)
Oren Shuster	Chief Executive Officer and Director	36,534,409 (25.07%)
Shai Shemesh	Chief Financial Officer	47,619 (<1%)
Yael Harrosh	Corporate Secretary	Nil
Steven Mintz	Director	791,348 (<1%)
Marc Lustig	Non-Executive Chairman and Director	1,575,213 (1.08%)
Rafael Gabay	Insider	32,558,139 (22.34%)

(1) Calculated based on 145,743,283 Common Shares issued and outstanding.

(2) Does not include the 37,879,467 Common Shares issuable on the exercise of outstanding Options, Warrants and compensation options.

On November 5, 2019, the Common Shares commenced trading on the CSE under the ticker "IMCC".

Further details pertaining to the RTO Transaction and the 2019 Financing are disclosed in the Company's listing statement filed on November 1, 2019 and in the Company's news releases dated September 3, 2019, October 4, 2019, October 8, 2019, October 9, 2019, October 11, 2019, November 1, 2019 and November 5, 2019.

AUDITOR

The Company's auditor is Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the "Auditor"), located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel. The Auditor was first appointed on January 16, 2020.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no person who has been a director or officer of the Company at any time since the beginning of the Company's most recently completed financial year, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year.

Shareholders of the Company may request copies of the Company's financial statements and MD&A by contacting the Chief Financial Officer of the Company, Shai Shemesh, at +972-54-4331111.

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

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